EXHIBIT 12
NABORS INDUSTRIES LTD. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

		Years Ended December 31,
		2010	2009	2008
Income (loss) from continuing operations before income taxes		$82,046	$(162,071)	$731,254
Less earnings (add losses) from affiliates, net of dividends		(13,630)	229,813	236,763
Less subsidiary preferred stock dividends		(750)	—	—
Add earnings (less losses) from affiliates, net, from discontinued operations		(10,628)	(59,248)	(37,286)
Add amortization of capitalized interest		6,089	5,312	7,100
Add fixed charges as adjusted		277,800	269,862	201,128

Earnings	(1)	$340,927	$283,668	$1,138,959

Fixed charges:
Interest expense:
Interest on indebtedness		$196,895	$173,103	$187,234
Capitalized		12,116	28,821	29,769
Amortization of debt related costs (a)		76,149	92,936	9,484
Subsidiary preferred stock dividends		750	—	—
Interest portion of rental expense		4,006	3,823	4,410

Fixed charges before adjustments	(2)	289,916	298,683	230,897
Less capitalized interest		(12,116)	(28,821)	(29,769)

Fixed charges as adjusted		$277,800	$269,862	$201,128

Ratio (earnings divided by fixed charges before adjustments)	(1)/ (2)	1.18	.95 (b)	4.93

(a)	Includes deferred financing, discount and premium amortization.

(b)	Earnings for the year ended December 31, 2009 were inadequate to cover fixed charges by approximately $15.0 million.